UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 5, 2022

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On December 5, 2022, Farmers National Banc Corp. (the “Company”) issued a joint press release with Emclaire Financial Corp., a Pennsylvania corporation (“Emclaire”), announcing that the Company has received the regulatory approvals, including approval from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, necessary to complete the proposed merger of Emclaire with and into FMNB Merger Subsidiary V, LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of March 23, 2022 (the “Merger Agreement”), by and among the Company, Merger Sub and Emclaire (the “Merger”), and the related merger of The Farmers National Bank of Emlenton, the banking subsidiary of Emclaire, with and into The Farmers National Bank of Canfield, the national banking subsidiary of the Company. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference. The Merger is expected to be completed in January of 2023.

Pursuant to General Instruction B.2 of Current Report on Form 8-K, the information in this Item 7.01 and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. Furthermore, the information in this Item 7.01 and Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act, except as may be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release dated December 5, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: December 5, 2022

Exhibit 99.1

Contact:

Amber Wallace

Senior Vice President, Chief Retail/Marketing Officer

330-720-6441

awallace@farmersbankgroup.com

William C. Marsh

Chairman of the Board, President and Chief Executive Officer

844-767-2311

investor.relations@farmersnb.com

Farmers National Banc Corp. and Emclaire Financial Corp. Announce Regulatory Approvals for Merger

CANFIELD, Ohio and EMLENTON, Pennsylvania, December 5, 2022 – Farmers National Banc Corp. (“Farmers” or the “Company”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield (“Farmers National Bank”), and Emclaire Financial Corp. (“Emclaire”) (NASDAQ: EMCF), the holding company for The Farmers National Bank of Emlenton (“Emlenton Bank”), jointly announced today that they have received regulatory approvals, including approval from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, necessary to complete the proposed merger of Emclaire Financial Corp. with and into FMNB Merger Subsidiary V, LLC, a newly-formed wholly-owned subsidiary of Farmers (the “Merger”) pursuant to the Agreement and Plan of Merger dated as of March 23, 2023 by and between Farmers and Emclaire (the “Merger Agreement”), and the related merger of Emlenton Bank with and into Farmers National Bank. The Merger is expected to be completed in January of 2023.

ABOUT FARMERS NATIONAL BANC CORP.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with $4.1 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 46 banking locations in Mahoning, Trumbull, Columbiana, Stark, Summit, Portage, Wayne, Medina, Geauga and Cuyahoga counties in Ohio and Beaver County in Pennsylvania; Farmers Trust Company, which operates five trust offices and offers services in the same geographic markets and Farmers National Insurance, LLC. Total wealth management assets under care at September 30, 2022 were $2.9 billion.

ABOUT EMCLAIRE FINANCIAL CORP.

Emclaire Financial Corp. is the parent company of the Farmers National Bank of Emlenton, an independent, nationally chartered, FDIC-insured community commercial bank headquartered in Emlenton, Pennsylvania, operating 19 full service offices in Venango, Allegheny, Butler, Clarion, Clearfield, Crawford, Elk, Jefferson and Mercer Counties, Pennsylvania. The Corporation’s common stock is quoted on and traded through NASDAQ under the symbol “EMCF”. For more information visit Emclaire’s website at www.emclairefinancial.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Farmers’ and Emclaire’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Farmers’ and Emclaire’s control. Numerous uncertainties, risks, and changes could cause or contribute to Farmers’ or Emclaire’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because required regulatory approvals or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all; Farmers’ and Emclaire’s failure to integrate Emclaire and Emlenton Bank with Farmers and Farmers Bank in accordance with expectations; deviations from performance expectations related to Emclaire and Emlenton Bank; diversion of management’s attention on the proposed transaction; general economic conditions in markets where Farmers and Emclaire conduct business, which could materially impact credit quality trends; effects of the COVID-19 pandemic on the local, national, and international economy, Farmers’ or Emclaire’s organization and employees, and Farmers’ and Emclaire’s customers and suppliers and their business operations and financial condition; disruptions in the mortgage and lending markets and significant or unexpected fluctuations in interest rates related to COVID-19 and governmental responses, including financial stimulus packages; general business conditions in the banking industry; the regulatory environment; general fluctuations in interest rates; demand for loans in the market areas where Farmers and Emclaire conduct business; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; and new service and product offerings by competitors and price pressures; and other factors disclosed periodically in Farmers’ and Emclaire’s filings with the Securities and Exchange Commission (the “SEC”).

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by Farmers, Emclaire or on Farmers’ or Emclaire’s behalf, respectively. Forward-looking statements speak only as of the date made, and neither Farmers nor Emclaire assumes any duty and does not undertake to update forward-looking statements.

Farmers and Emclaire provide further detail regarding these risks and uncertainties in their respective latest Annual Reports on Form 10-K, including in the risk factors section of Farmers’ latest Annual Report on Form 10-K, as well as in subsequent SEC filings, available on the SEC’s website at www.sec.gov.

IMPORTANT ADDITIONAL INFORMATION.

Additional information about the Merger and the Merger Agreement is available in a Current Report on Form 8-K filed by Farmers with the SEC on March 24, 2022, as well as in the proxy statement/prospectus filed by each of Farmers and Emclaire on June 15, 2022.

Investors and security holders may obtain free copies of the documents filed with the SEC by Farmers or Emclaire through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers are available free of charge by accessing the “Investor Relations” section of Farmers’ website at www.farmersbankgroup.com or, alternatively, by directing a request to Farmers Investor Relations, Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, (330) 533-3341. Copies of the documents filed or to be filed with the SEC by Emclaire may be obtained without charge from Emclaire by written request to Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373, Attention: Jennifer A. Poulsen, Secretary.